1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2005
___________________

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

99, Seorin-dong
Jongro-gu
Seoul, Korea
(Address of principal executive offices)
___________________

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .)

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Adjustment of Conversion Price and Additional Deposit of Shares

On March 14, SK Telecom Co., Ltd. filed with the Financial Supervisory Services a report to disclose that it adjusted the conversion price of the convertible notes issued in May 2004 in the principal amount of US$329,450,000 from Won 235,625 to Won 226,566 and made additional deposit of its common stocks accordingly so that the total number of common stocks deposited with Korea Securities Depository to satisfy the note holders’ conversion rights increase from 1,644,978 to 1,710,750.

Such adjustment of conversion price has been made as a result of the payment of cash dividend in excess of 1% of the market capitalization in the fiscal year of 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By:	/s/ Sung Hae Cho
	Name:	Sung Hae Cho
	Title:	Vice President

Date: March 18, 2005

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